Exhibit 10.24

MASTER CONSULTING AGREEMENT

THIS AGREEMENT is made and entered into on the day of March2016, by GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC. A DIVISION OF HI SPEED RAIL FACILITIES INC, of P.O. Box125 Red lion Pa, 17356, hereinafter referred to as "GIF&DA;" and AMERI METRO, Inc. of 2575 Eastern Blvd suite 211 York, PA17402, hereinafter referred to as "AMERI." GIF&DA, and AMERI may be referred to collectively herein as "the parties."

WHEREAS, GIF&DA, is a not for profit corporation organized and existing under the laws of the State of Pennsylvania, and AMERI is a business corporation organized and existing under the laws of the State of Delaware; and

WHEREAS, GIF&DA, has or about to secure all necessary approvals by certain Joint Resolutions enacted by the federal and state(s) governmental agencies Legislature for the construction of a project consisting of the financing, construction and operation of Hi Speed Rail Passenger, Freight, Air, Sea, Ground, Other Transportation Projects and other Parallel and Ancillary Infrastructure Projects.

WHEREAS, GIF&DA, and AMERI desire to enter into an agreement whereby Ameri Metro will do and perform all required tasks and actions to develop and construct the Project as agent and representative of GIF&DA, by taking such actions as necessary to secure the first and future phases of the financing applicable to the design, planning, engineering and related soft and hard costs of the construction of the Project and related activities; and

WHEREAS, GIF&DA, and AMERI desire to specify and set forth the authority of Ameri Metro to do such actions relating to the construction of the Project and to set the compensation to be paid to AMERI as the fee for its services.

NOW THEREFORE, in consideration of the following covenants and duties to be performed by each party, and with the intention to be bound legally hereby, GIF&DA, and Ameri Metro agree as follows:

1. GIF&DA hereby appoints AMERI as its Master agent and representative to perform all required tasks and actions to develop and construct the Projects as agent and representative of GIF&DA, without limitation by taking such actions as necessary to secure the first and future phases of the financing applicable to the design, planning, engineering and related soft and hard costs of the construction of the Project and related activities.

2. AMERI hereby accepts such appointment and agrees to perform as Master agent and representative of GIF&DA' as specified.

3. The term of this Agreement shall continue until the completion of the Project and thereafter until terminated by mutual agreement of GIF&DA,

and AMERI, and it may continue into perpetuity if not so terminated.

4. AMERI shall be compensated for arranging financing and developing the sponsorship mechanism for the Project by a specific fee equal to one and one half percent (1.5%) of the face amount of each master trust indenture. All fees are deemed earned upon delivery of each master trust indenture documents and or recordation of same in any public record including with DTC and or SEC Additionally, services other than arranging financing that are performed by AMERI for GIF&DA, financing shall be compensated in accordance with separate agreements addressing other aspects of the Project. In addition to the payment of fees for its services AMERI shall be entitled to prompt reimbursement of all costs and expenses advanced or incurred by it in furtherance of its duties hereunder. All fee is deemed earned upon delivering of bond indenture documents, GIF&DA, shall is responsible for additional financing fees to direct or In direct financiers, mortgage banker or financing facilitator.

5. The parties agree that this Agreement is not intended to create, nor shall it create a partnership between them or any business relationship other than that specifically created by the terms hereof.

6. The business and affairs of the Project shall be controlled by AMERI without the requirement that the approval of GIF&DA, be obtained for any actions taken, subject only to the submission of such reports and accountings being furnished by AMERI METRO to GIF&DA, as the parties may agree from time to time.

7. AMERI may conduct the business of the Project from such location or locations as it may elect, whether in the UNITED- KINGDOM, the Commonwealth of Pennsylvania or elsewhere.

8. AMERI may act through such subagents and subcontractors, attorneys and representatives as it deems necessary in its sole discretion; and to compensate such parties under such terms as it may agree'

9. The funding for the Project shall be raised through the issuance of bonds through a marketing plan determined by AMERI, and all proceeds thereof shall be deposited in custodial accounts administered by fiduciaries and according to such terms as AMERI METRO shall institute for the safekeeping and distribution according to sound business practices. AMERI shall act as sponsor for the GIF&DA, Direct offering and Bond Issuer. And or stock offering.

10. AMBRI shall maintain current and complete records of all aspects of its performance on behalf of GIF&DA, and in furtherance of the Project, with such records being available to GIF&DA, and to other parties as legally required. Such records shall be examined and audited by independent

auditors and accountants selected by AMERI, with such statements of account being rendered as required by good accounting practices.

11. AMERI shall comply with all legal requirements of all applicable agencies and jurisdictions for the project, including but not limited to labor and hiring practices, compensation of subcontractors and workers, and taxes and insurance. In order to assure such compliance, AMERI may employ attorneys and advisors as it may in its sole discretion determine, securing such legal advice and opinions as will reasonably protect the Project and the parties thereto.

12. AMERI shall maintain during and after the completion of the Project all records of the Project, and they shall be available for inspection as required by law and the agreement of the parties.

13. This Agreement shall be construed according to and governed by the laws of the Commonwealth of Pennsylvania. Venue for any legal actions between the parties involving this Agreement and/or the Project shall be in York County, Pennsylvania.

14. This Agreement constitutes the entire agreement between the parties and supersedes all agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof, and neither party hereto shall be bound by nor charged with any oral or written agreements, representation, warranties, statements, promises or understandings not specifically set forth in this Agreement. This Agreement may not be amended, altered or modified except by a writing signed by both parties.

15. Any and all notices, demands, or other communications required or desired to be given hereunder by any party shall be in writing and shall be validly given or made to another party if personally served, or if deposited in the United States mail, certified or registered, postage prepaid, return receipt requested. If such notice or demand is served personally, notice shall be deemed constructively made at the time of such personal service. If such notice, demand or other communication is given by mail, such notice shall be conclusively deemed given five days after deposit thereof in the United States mail addressed to the party to whom such notice, demand or other communication is to be given as follows:

If to GIF&DA: Co% James Kingsborough, President
P.O.BOX 124 Red Lion Pa. 17356

If to AMERI METRO INC. Co% James Becker, President
P.O.BOX 125 Red Lion, Pa 17356

Any party hereto may change its address for purposes of this paragraph by written

Notice given to the other in the manner provided above.

16. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement.

17. If any provision of this Agreement, or any portion thereof, is held to be in valid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

18. Each party hereto agrees to do all acts and things and to make, execute, and deliver such written instruments as shall from time to time be reasonably required to carry out the terms and provisions of this agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC. A Division of HI SPEED RAIL FACILITIES, INC.

By:____________________
James Kingsbrough, President

AMERI METRO, INC.

By:____________________
James Becker, President

AMERI METRO INC.
INCOME APPROACH
April 6 2016

Forecasted Income Statement

	Exh	Allocated Entity Bond offering Per Projects	FN	7-Year 41.5% Total Income (4) Off Bond Offering	2016-2017	2018	2019	2020	2021	2022	2023	Total
						Total Income by year for 7 years (1)						
Four Non-Profits to officiate bond offerings					4%	16.00%	16.00%	16.00%	16.00%	16.00%	16.00%	100%
HSR Facility Provider Inc. (High Speed Rail)	10	20,000,000,000	2	8,300,000,000	332,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	8,300,000,000
HSR Facility Inc. (Al. Pa. Port Operations)	10	20,000,000,000	2	8,300,000,000	332,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	8,300,000,000
ATFI (Alabama Toll Rd)	10	20,000,000,000	2	8,300,000,000	332,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	8,300,000,000
Global Infrastructure Development & Fin. Authority For Parallel Ancillary Infrastructure												
Parallel Ancillary Infrastructure Development Bonds												
Appalachian Regional Commissions Documents	10	34,000,000,000	2	14,110,000,000	564,400,000	2,257,600,000	2,257,600,000	2,257,600,000	2,257,600,000	2,257,600,000	2,257,600,000	14,110,000,000
ATFI 2016 Documents	10	20,000,000,000	2	8,300,000,000	332,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	8,300,000,000
Atlantic Energy and Utilities Documents	10	40,000,000,000	2	16,600,000,000	664,000,000	2,656,000,000	2,656,000,000	2,656,000,000	2,656,000,000	2,656,000,000	2,656,000,000	16,600,000,000
High Speed Rail Facilities Inc. Master Trust Indenture Documents	10	20,000,000,000	2	8,300,000,000	332,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	8,300,000,000
High Speed Rail Facilities Provider Inc. Master Trust Indenture Documents	10	20,000,000,000	2	8,300,000,000	332,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	1,328,000,000	8,300,000,000
HSR Freight and Passenger for Port Freeport Brazoria Texas Documents	10	4,000,000,000	2	1,660,000,000	66,400,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	1,660,000,000
HSR Freight Line Inc Phil. Regional Port Authority Documents	10	4,000,000,000	2	1,660,000,000	66,400,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	1,660,000,000
HSR Freight Line Inc. Documents	10	60,000,000,000	2	24,900,000,000	996,000,000	3,984,000,000	3,984,000,000	3,984,000,000	3,984,000,000	3,984,000,000	3,984,000,000	24,900,000,000
HSR Passenger Services and HSR Freight line Inc. Ga Resolution 948 Documents	10	10,000,000,000	2	4,150,000,000	166,000,000	664,000,000	664,000,000	664,000,000	664,000,000	664,000,000	664,000,000	4,150,000,000
HSR Passenger Services Inc. Documents	10	25,000,000,000	2	10,375,000,000	415,000,000	1,660,000,000	1,660,000,000	1,660,000,000	1,660,000,000	1,660,000,000	1,660,000,000	10,375,000,000
HSR Technologies Inc. Documents	10	25,000,000,000	2	10,375,000,000	415,000,000	1,660,000,000	1,660,000,000	1,660,000,000	1,660,000,000	1,660,000,000	1,660,000,000	10,375,000,000
KS JM International Airport Documents	10	15,000,000,000	2	6,225,000,000	249,000,000	996,000,000	996,000,000	996,000,000	996,000,000	996,000,000	996,000,000	6,225,000,000
Lord Chauffeurs LTD Documents	10	2,000,000,000	2	830,000,000	33,200,000	132,800,000	132,800,000	132,800,000	132,800,000	132,800,000	132,800,000	830,000,000
Malibu Homes Inc. Documents	10	60,000,000,000	2	24,900,000,000	996,000,000	3,984,000,000	3,984,000,000	3,984,000,000	3,984,000,000	3,984,000,000	3,984,000,000	24,900,000,000
Michigan COAST -to-COAST Passenger Rail Documents	10	4,000,000,000	2	1,660,000,000	66,400,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	1,660,000,000
New York Washington HS Rail Corridor Documents	10	38,000,000,000	2	15,770,000,000	630,800,000	2,523,200,000	2,523,200,000	2,523,200,000	2,523,200,000	2,523,200,000	2,523,200,000	15,770,000,000
Platinum Media Inc. Documents	10	4,000,000,000	2	1,660,000,000	66,400,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	265,600,000	1,660,000,000
Port of De Claudius Inc. Documents	10	8,000,000,000	2	3,320,000,000	132,800,000	531,200,000	531,200,000	531,200,000	531,200,000	531,200,000	531,200,000	3,320,000,000
Port of Ostia Inc. Ann Charles international Cargo Airport Brazoria TX Indentures Documents	10	8,000,000,000	2	3,320,000,000	132,800,000	531,200,000	531,200,000	531,200,000	531,200,000	531,200,000	531,200,000	3,320,000,000
Port Ostia Air Cargo Documents	10	5,000,000,000	2	2,075,000,000	83,000,000	332,000,000	332,000,000	332,000,000	332,000,000	332,000,000	332,000,000	2,075,000,000
Portus De Jewel Mexico Documents	10	40,000,000,000	2	16,600,000,000	664,000,000	2,656,000,000	2,656,000,000	2,656,000,000	2,656,000,000	2,656,000,000	2,656,000,000	16,600,000,000
Total Revenue					8,399,600,000	33,598,400,000	33,598,400,000	33,598,400,000	33,598,400,000	33,598,400,000	33,598,400,000	209,990,000,000
Total Bond Indenture Raise by Year		506,000,000,000		209,990,000,000	20,240,000,000	80,960,000,000	80,960,000,000	80,960,000,000	80,960,000,000	80,960,000,000	80,960,000,000	506,000,000,000
Expenses as a percentage of revenues:												
Operating 20%					1,679,920,000	6,719,680,000	6,719,680,000	6,719,680,000	6,719,680,000	6,719,680,000	6,719,680,000	41,998,000,000
Salaries 30%					2,519,880,000	10,079,520,000	10,079,520,000	10,079,520,000	10,079,520,000	10,079,520,000	10,079,520,000	62,997,000,000
Gen and Admin 16%					1,343,936,000	5,375,744,000	5,375,744,000	5,375,744,000	5,375,744,000	5,375,744,000	5,375,744,000	33,598,400,000
Total Expenses 66%					5,543,736,000	22,174,944,000	22,174,944,000	22,174,944,000	22,174,944,000	22,174,944,000	22,174,944,000	138,593,400,000
Income from Operations Before Provision for Taxes												
Total Net Income Before Taxes					2,855,864,000	11,423,456,000	11,423,456,000	11,423,456,000	11,423,456,000	11,423,456,000	11,423,456,000	71,396,600,000
Provision for Taxes					999,052,624	3,996,210,495	3,996,210,495	3,996,210,495	3,996,210,495	3,996,210,495	3,996,210,495	24,976,315,595
Net Income (Loss) (1)					1,856,811,376	7,427,245,505	7,427,245,505	7,427,245,505	7,427,245,505	7,427,245,505	7,427,245,505	46,420,284,405

(1) Net income is considered bookable revenue from bond consulting fees, cash flow from bookable revenue will vary year to year and be realized in full over and beyond the 7 year projected revenue time frame.

(2) Ameri Metro will utilize seasoned regional sub-contractors in each project market to perform work shortly after bond offering. Each party will manage it's own project independent of each other.
Initial major investments, land investments, environmental studies, engineering, site improvements. Subsequent bond offerings will be issued for additional phases of the projects from Master Bond Indentures, but not limited
to Parallel Ancillary Infrastructure Development. Costs are based on US Government Standards, by partnering with related parties, efficiencies will be realized translating into profits.

(4) 41.5% breakdown is as follows: 1.5% Consulting Fee, Cost of project plus 40%